

June 2, 2014

<u>Via E-mail</u>
Michael Brigante
Chief Financial Officer
Property Management Corporation of America
4174 Old Stockyard Road, Suite F
Marshall, VA 20115

Re: Property Management Corporation of America
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted May 8, 2014
CIK No. 0001602409

Dear Mr. Brigante:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We note your response to comment 3 of our letter dated April 9, 2014. We have referred your analysis to the Division of Trading and Markets, and we may have further comment.

<u>Our Customers, page 22</u>

2.   We note your response to comment 11 of our letter dated April 9, 2014 and the form of management services agreement. We also note you indicate that you have management services agreements with two customers. We continue to believe that you should file these agreements as exhibits or tell us why you are not required to do so.
Please refer to Item 601(b)(10) of Regulation S-K.

Employees, page 23

3.   We note your response to comment 12 of our letter dated April 9, 2014 in which you have revised your disclosure on page 26 to indicate that C. Thomas McMillen and Michael T. Brigante have each agreed to devote approximately 50% of their working time to your company. We continue to note your disclosure on page 23 that you employ your two executive officers on a full-time basis. Please revise to reconcile or explain.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Spencer Feldman
         Olshan Frome Wolosky LLP
         Via E-mail